EXHIBIT 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS


                                                                    NINE MONTHS ENDED
                                                                       31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                        NOTES           2003             2004
                                                              --------------   --------------
                                                                     ((POUND) IN MILLIONS)
   TURNOVER                                               2           841.3            897.9
   Cost of sales                                                     (384.5)          (410.6)
                                                              --------------   --------------
   GROSS PROFIT                                                       456.8            487.3
                                                              --------------   --------------
   Distribution costs                                                 (24.9)           (26.1)
   Administrative expenses
      Ordinary items                                                 (262.3)          (266.4)
      Exceptional items                                   4           (90.1)           (12.8)
                                                              --------------   --------------
                                                                     (352.4)          (279.2)
                                                              --------------   --------------
   OPERATING PROFIT                                       3            79.5            182.0
   Net interest payable
        Ordinary items                                               (112.6)           (95.1)
        Exceptional items                                 4           (58.4)             -
                                                              --------------   --------------
                                                                     (171.0)           (95.1)
                                                              --------------   --------------

   (LOSS) PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION               (91.5)            86.9
   TAXATION
        Before exceptional items                          5           (25.9)           (39.8)
        On exceptional items                            4,5            37.2              4.8
                                                              --------------   --------------
                                                                       11.3            (35.0)
                                                              --------------   --------------
   (LOSS) PROFIT FOR THE FINANCIAL PERIOD                             (80.2)            51.9
                                                              ==============   ==============

                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                    NINE MONTHS ENDED
                                                                       31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                                       2003             2004
                                                              --------------   --------------
                                                                     ((POUND) IN MILLIONS)
   (Loss) profit for the financial period                             (80.2)            51.9
   Currency movements                                                 (51.2)           (21.2)
                                                              --------------   --------------
   TOTAL RECOGNISED (LOSSES) GAINS FOR THE
     FINANCIAL PERIOD                                                (131.4)            30.7
                                                              ==============   ==============

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                    THREE MONTHS ENDED
                                                                       31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                        NOTES           2003             2004
                                                              --------------   --------------
                                                                     ((POUND) IN MILLIONS)
   TURNOVER                                               2           272.7            293.3
   Cost of sales                                                     (133.4)          (139.0)
                                                              --------------   --------------
   GROSS PROFIT                                                       139.3            154.3
                                                              --------------   --------------
   Distribution costs                                                  (7.7)            (8.4)
   Administrative expenses                                            (89.0)           (96.0)
                                                              --------------   --------------
   OPERATING PROFIT                                       3            42.6             49.9
   Net interest payable                                               (24.4)           (27.0)
                                                              --------------   --------------

   PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                       18.2             22.9
   TAXATION                                                            (9.2)            (8.6)
                                                              --------------   --------------
   PROFIT FOR THE FINANCIAL PERIOD                                      9.0             14.3
                                                              ==============   ==============

                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES


                                                                    THREE MONTHS ENDED
                                                                       31 DECEMBER
                                                              -------------------------------
   (UNAUDITED)                                                       2003             2004
                                                              --------------   --------------
                                                                     ((POUND) IN MILLIONS)
   Profit for the financial period                                      9.0             14.3
   Currency movements                                                 (31.3)           (29.5)
                                                              --------------   --------------
   TOTAL RECOGNISED LOSSES FOR THE FINANCIAL
     PERIOD                                                          (22.3)           (15.2)
                                                              ==============   ==============

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                            NINE MONTHS ENDED
                                                                               31 DECEMBER
                                                                   -------------------------------------
    (UNAUDITED)                                                             2003                 2004
                                                                   ------------------  -----------------
                                                                         ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                183.1               260.7
    RETURNS ON INVESTMENTS AND
       SERVICING OF FINANCE
    Interest paid                                                           (112.4)              (49.4)
    Redemption premium paid                                                  (19.7)                -
    Finance fees paid                                                        (16.4)                -
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                                (148.5)              (49.4)
                                                                   ------------------  -----------------
    TAXATION                                                                 (10.2)              (21.5)
                                                                   ------------------  -----------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                        (17.9)              (15.6)
    Purchase of shares in parent company for employee trust                      -                (6.6)
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                                 (17.9)              (22.2)
                                                                   ------------------  -----------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                         (5.8)                -
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                         (5.8)                -
                                                                   ------------------  -----------------
    NET CASH INFLOW BEFORE FINANCING                                           0.7               167.6
    FINANCING
    Issue of ordinary share capital and capital
       contributions received, net of issue costs                            304.4                 -
    New loans issued                                                       1,077.5                 -
    Borrowings repaid                                                     (1,278.4)             (115.4)
                                                                   ------------------  -----------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                                 103.5              (115.4)
                                                                   ------------------  -----------------
    INCREASE IN CASH IN THE PERIOD                                           104.2                52.2
                                                                   ==================  =================

    Total operating profit                                                    79.5               182.0
    Depreciation                                                              17.2                17.1
    Goodwill amortisation                                                     73.3                74.1
    Increase in stocks                                                       (29.1)              (40.2)
    Decrease in debtors                                                       30.6                18.2
    Increase in creditors                                                      1.1                 7.6
    Other non-cash expenses                                                   10.5                 1.9
                                                                   ------------------  -----------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                183.1               260.7
                                                                   ==================  =================

                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                            THREE MONTHS ENDED
                                                                               31 DECEMBER
                                                                   -------------------------------------
    (UNAUDITED)                                                             2003                 2004
                                                                   ------------------  -----------------
                                                                             ((POUND) IN MILLIONS)
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                 88.5                90.4
    RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE
    Interest paid                                                            (32.9)              (11.0)
    Finance fees paid                                                         (0.3)                 -
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR RETURNS ON
        INVESTMENTS AND SERVICING OF FINANCE                                 (33.2)              (11.0)
                                                                   ------------------  -----------------
    TAXATION                                                                  (5.6)               (6.7)
                                                                   ------------------  -----------------
    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
    Purchase of tangible fixed assets                                         (7.3)               (6.9)
    Purchase of shares in parent company for employee trust                    -                  (6.6)
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR CAPITAL
        EXPENDITURE AND FINANCIAL INVESTMENT                                  (7.3)              (13.5)
                                                                   ------------------  -----------------
    ACQUISITIONS
    Purchase of subsidiary undertakings, net of
        cash acquired                                                         (2.7)                 -
                                                                   ------------------  -----------------
    NET CASH OUTFLOW FOR ACQUISITIONS                                         (2.7)                 -
                                                                   ------------------  -----------------
    NET CASH INFLOW BEFORE FINANCING                                          39.7                59.2
    FINANCING
    New loans issued                                                           2.0                  -
    Borrowings repaid                                                          -                 (29.9)
                                                                   ------------------  -----------------
    NET CASH INFLOW (OUTFLOW) FROM FINANCING                                   2.0               (29.9)
                                                                   ------------------  -----------------
    INCREASE IN CASH IN THE PERIOD                                            41.7                29.3
                                                                   ==================  =================

    Total operating profit                                                    42.6                49.9
    Depreciation                                                               5.8                 5.6
    Goodwill amortisation                                                     24.1                24.5
    Increase in stocks                                                        (7.5)              (13.1)
    Decrease in debtors                                                        9.8                21.1
    Increase in creditors                                                     13.7                 1.7
    Other non-cash expenses                                                    -                   0.7
                                                                   ------------------  -----------------
    NET CASH INFLOW FROM OPERATING ACTIVITIES                                 88.5                90.4
                                                                   ==================  =================


                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                AT                     AT
                                                                          31 MARCH            31 DECEMBER
    (UNAUDITED)                                         NOTES                 2004                   2004
                                                                     --------------    --------------------
                                                                               ((POUND) IN MILLIONS)
    FIXED ASSETS
    Intangible assets                                                      1,725.3                1,623.7
    Tangible assets                                                           45.9                   42.3
    Investment                                                                 7.6                   13.0
                                                                     ----------------   ------------------
    TOTAL FIXED ASSETS                                                     1,778.8                1,679.0
                                                                     ----------------   ------------------

    CURRENT ASSETS
                                                                     ----------------   ------------------
    Stocks                                                                   151.9                  187.0
    Debtors                                                 7                460.6                  415.1
    Cash at bank and in hand                                6                 18.4                   68.5
                                                                     ----------------   ------------------
    TOTAL CURRENT ASSETS                                                     630.9                  670.6
                                                                     ----------------   ------------------
    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans and other borrowings                            6,9               (127.7)                (145.3)
    Other creditors                                         8               (231.0)                (239.5)
                                                                     ----------------   ------------------
    TOTAL CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                    (358.7)                (384.8)
                                                                     ----------------   ------------------
    NET CURRENT ASSETS                                                       272.2                  285.8
                                                                     ----------------   ------------------
    TOTAL ASSETS LESS CURRENT LIABILITIES                                  2,051.0                1,964.8
    CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN
      ONE YEAR
    Loans and other borrowings                            6,9             (1,987.1)              (1,570.2)
                                                                     ----------------   ------------------
    NET ASSETS                                                                63.9                  394.6
                                                                     ================   ==================

    CAPITAL AND RESERVES
    Called up share capital                                10                  0.1                    0.1
    Share premium account                                  10                305.4                  605.4
    Profit and loss account deficit                        10               (241.6)                (210.9)
                                                                     ----------------   ------------------
    EQUITY SHAREHOLDERS' FUNDS                             10                 63.9                  394.6
                                                                     ================   ==================


                The accompanying unaudited condensed notes are an
                  integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

              UNAUDITED CONDENSED NOTES TO THE FINANCIAL STATEMENTS

     1.   BASIS OF PREPARATION AND CONSOLIDATION

          The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

          The unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the UK ("UK GAAP") and on the basis of the accounting policies set out in the audited consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2004 contained in the Form 20-F filed with the US Securities and Exchange Commission (the "SEC") on 8 June 2004.

          The foregoing information does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

          In the opinion of management, the financial information included herein includes all adjustments necessary for a fair statement of the consolidated results, financial position and cash flows for each period presented. The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the SEC on 8 June 2004, which includes the audited consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2004.

          The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension costs, acquisition accounting and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

2.       TURNOVER

                                                                        NINE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2003             2004
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                 417.8            428.8
          Other products and services                                             29.7             37.8
                                                                    ------------------- ------------------
          TOTAL UK TURNOVER                                                      447.5            466.6
          TOTAL US TURNOVER                                                      393.8            431.3
                                                                    ------------------- ------------------
          GROUP TURNOVER                                                         841.3            897.9
                                                                    =================== ==================



                                                                       THREE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2003             2004
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                 122.6            127.9
          Other products and services                                             10.3             13.7
                                                                    ------------------- ------------------
          TOTAL UK TURNOVER                                                      132.9            141.6
          TOTAL US TURNOVER                                                      139.8            151.7
                                                                    ------------------- ------------------
          GROUP TURNOVER                                                         272.7            293.3
                                                                    =================== ==================

3.       OPERATING PROFIT

                                                                        NINE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2003              2004
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                  81.7             110.1
          Other products and services                                              -                 9.5
                                                                    ------------------- ------------------
          TOTAL UK OPERATING PROFIT                                               81.7             119.6
          TOTAL US OPERATING (LOSS) PROFIT                                        (2.2)             62.4
                                                                    ------------------- ------------------
          OPERATING PROFIT                                                        79.5             182.0
                                                                    =================== ==================



                                                                       THREE MONTHS ENDED 31 DECEMBER
                                                                    --------------------------------------
                                                                                  2003              2004
                                                                    ------------------- ------------------
                                                                               ((POUND) IN MILLIONS)
          UK printed directories                                                  21.4              19.5
          Other products and services                                              1.5               3.0
                                                                    ------------------- ------------------
          TOTAL UK OPERATING PROFIT                                               22.9              22.5
          TOTAL US OPERATING PROFIT                                               19.7              27.4
                                                                    ------------------- ------------------
          OPERATING PROFIT                                                        42.6              49.9
                                                                    =================== ==================

          We do not allocate interest or taxation charges by product or geographic segment.

                       YELL FINANCE B.V. AND SUBSIDIARIES

4.       RESULTS BEFORE AND AFTER EXCEPTIONAL ITEMS

                                                              NINE MONTHS ENDED 31 DECEMBER
                                     ----------------------------------------------------------------------------
                                                        2003                                  2004
                                     ----------------------------------------------------------------------------
                                       ORDINARY    EXCEPTIONAL                  ORDINARY   EXCEPTIONAL
                                          ITEMS          ITEMS         TOTAL       ITEMS         ITEMS   TOTAL
                                     ----------------------------------------------------------------------------
                                                           ((POUND) IN MILLIONS)

         GROSS PROFIT                     456.8            -           456.8       487.3           -     487.3
         Distribution costs               (24.9)           -           (24.9)      (26.1)          -     (26.1)
         Administrative costs            (262.3)         (90.1)       (352.4)     (266.4)        (12.8) (279.2)
                                     ----------------------------------------------------------------------------
         OPERATING PROFIT (LOSS)          169.6          (90.1)         79.5       194.8         (12.8)  182.0
         Net interest payable            (112.6)         (58.4)       (171.0)      (95.1)          -     (95.1)
                                     ----------------------------------------------------------------------------
         PROFIT (LOSS) BEFORE
             TAXATION                      57.0         (148.5)        (91.5)       99.7         (12.8)   86.9
         Taxation                         (25.9)          37.2          11.3       (39.8)          4.8   (35.0)
                                     ----------------------------------------------------------------------------
         PROFIT (LOSS) FOR THE
             PERIOD                        31.1         (111.3)        (80.2)       59.9          (8.0)   51.9
                                     ============================================================================


        There were no exceptional costs in the three months ended 31 December 2003 or the three months ended 31 December 2004.

        Exceptional administrative costs of (pound)12.8 million in the nine months ended 31 December 2004 are the total costs relating to litigation brought against our US operations by Verizon. The exceptional tax credits in the nine months ended 31 December 2004 represent the effective tax on the exceptional items before tax.

        Exceptional administrative costs in the nine months ended 31 December 2003 relate to costs incurred in connection with the initial public offering of our parent company. Of the (pound)90.1 million exceptional administrative costs, (pound)35.3 million relates to our UK business and (pound)54.8 million to our US business. The exceptional interest payable in the nine months ended 31 December 2003 comprises (pound)19.7 million bond redemption premium, (pound)30.0 million accelerated amortisation of financing fees on our debt repaid in July and August 2003 and an (pound)8.7 million exceptional charge from our parent company for the accelerated amortisation of deferred financing fees on debt settled in July 2003. The exceptional tax credits in the nine months ended 31 December 2003 represent the effective tax on the exceptional items before tax.

                       YELL FINANCE B.V. AND SUBSIDIARIES

5.       TAXATION

         The effective tax rate for the nine months ended 31 December 2004 and 2003 is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below.


                                                                            NINE MONTHS ENDED 31 DECEMBER
                                                                  --------------------------------------------------
                                                                                    2003                   2004
                                                                  -------------------------- -----------------------
                                                                                 ((POUND) IN MILLIONS)
         Profit on ordinary activities before exceptional
             items and taxation multiplied by the standard
             rate of corporation tax in the United Kingdom                          17.1                   29.9
             (30%)
         Effects of:
         Non-allowable goodwill amortisation                                        15.7                   15.6
         US tax losses                                                              (5.1)                  (4.2)
         Other permanent differences                                                (1.8)                  (1.5)
                                                                   ----------------------- -----------------------
                                                                                    25.9                   39.8
                                                                   ----------------------- -----------------------
         Exceptional items multiplied by the standard rate of                      (44.6)                  (3.8)
             corporation tax in the United Kingdom (30%)
         Effects of:
             Items not allowed for tax purposes                                      7.4                     -
             Higher rate for overseas tax                                              -                   (1.0)
                                                                   ----------------------- -----------------------
                                                                                   (37.2)                  (4.8)
                                                                   ----------------------- -----------------------
         NET (CREDIT) CHARGE ON PROFIT BEFORE TAX                                  (11.3)                  35.0
                                                                   ======================= =======================


6.       NET DEBT

         ANALYSIS OF NET DEBT
                                                                                      AT                       AT
                                                                                31 MARCH              31 DECEMBER
                                                                                    2004                     2004
                                                                -------------------------- -----------------------
                                                                                 ((POUND) IN MILLIONS)
         Long-term loans and other borrowings
             falling due after more than one year                                1,987.1                  1,570.2
         Short-term borrowings and long-term loans and
             other borrowings falling due within one year                          127.7                    145.3
                                                                -------------------------- -----------------------
         Total debt                                                              2,114.8                  1,715.5
         Cash at bank and in hand                                                  (18.4)                   (68.5)
                                                                -------------------------- -----------------------
         NET DEBT AT END OF PERIOD                                               2,096.4                  1,647.0
                                                                ========================== =======================


                       YELL FINANCE B.V. AND SUBSIDIARIES

6.       NET DEBT (CONTINUED)

         RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                          DEBT DUE
                                                                         WITHIN ONE
                                                              TOTAL         YEAR
                                                              CASH       EXCLUDING      DEBT DUE
                                                            LESS BANK       BANK         AFTER
                                                            OVERDRAFT    OVERDRAFT      ONE YEAR      NET DEBT
                                                           -----------  -----------    ----------    ----------
                                                                             ((POUND) IN MILLIONS)

         AT 31 MARCH 2004                                        18.4        (127.7)     (1,987.1)      (2,096.4)
         Net cash inflow before financing                       167.6             -             -          167.6
         Long term debt becoming due within one year                -        (132.4)        132.4              -
         Borrowings repaid to third parties                     (45.0)         45.0             -              -
         Borrowings repaid to parent company                    (70.4)         70.4             -              -
         Borrowings owed to parent company settled by
           issuing share capital                                    -             -         300.0          300.0
         Non-cash charges                                           -          (0.6)        (34.3)         (34.9)
         Currency movements                                      (2.1)            -          18.8           16.7
                                                           ------------  -----------  ------------- -------------
         AT 31 DECEMBER 2004                                     68.5        (145.3)     (1,570.2)      (1,647.0)
                                                           ============  ===========  ============= =============



         AT 30 SEPTEMBER 2004                                    41.8        (174.0)     (1,587.7)      (1,719.9)
         Net cash inflow before financing                        59.2             -             -           59.2
         Long term debt becoming due within one year                -          (0.4)          0.4              -
         Borrowings repaid to parent company                    (29.9)         29.9             -              -
         Non-cash charges                                           -          (0.8)         (9.0)          (9.8)
         Currency movements                                      (2.6)            -          26.1           23.4
                                                           ------------  -----------  ------------- -------------
         AT 31 DECEMBER 2004                                     68.5        (145.3)     (1,570.2)      (1,647.0)
                                                           ============  ===========  ============= =============


                       YELL FINANCE B.V. AND SUBSIDIARIES

7.       DEBTORS

                                                                              AT                     AT
                                                                        31 MARCH            31 DECEMBER
                                                                            2004                   2004
                                                                  -----------------   ------------------
                                                                            ((POUND) IN MILLIONS)
         Trade debtors                                                      401.9                 378.6
         Other debtors                                                        8.7                   8.0
         Accrued income                                                       4.7                   0.7
         Prepayments                                                         10.6                  10.6
         Deferred tax asset                                                  34.7                  17.2
                                                                  -----------------   ------------------
         TOTAL DEBTORS                                                      460.6                 415.1
                                                                  =================   ==================

         All amounts above fall due within one year except for the deferred tax asset, which may fall due after more than one year.


8.       OTHER CREDITORS

                                                                                 AT                    AT
                                                                           31 MARCH           31 DECEMBER
                                                                               2004                  2004
                                                                     ---------------   -------------------
                                                                              ((POUND) IN MILLIONS)
         Trade creditors                                                       26.0                  10.9
         Corporation tax                                                       16.2                  16.3
         Other taxation and social security                                    22.9                  14.9
         Other creditors                                                        4.4                   5.7
         Accrued expenses                                                      89.7                  96.2
         Deferred income                                                       71.8                  95.5
                                                                    ----------------    ------------------
           TOTAL CREDITORS FALLING DUE WITHIN ONE YEAR                        231.0                 239.5
                                                                    ================    ==================


                       YELL FINANCE B.V. AND SUBSIDIARIES

9.   LOANS AND OTHER BORROWINGS

                                                                                  AT                   AT
                                                                            31 MARCH          31 DECEMBER
                                                                                2004                 2004
                                                                    -----------------      ---------------
                                                                             ((POUND) IN MILLIONS)
AMOUNTS FALLING DUE WITHIN ONE YEAR
Senior credit facilities (a)                                                    80.0                 85.0
Revolving loan under senior credit facilities (a)                                5.0                   -
Subordinated parent company loan                                                41.9                 58.9
Net obligations under finance leases                                             0.8                  1.4
                                                                   ------------------      -----------------
NET AMOUNTS FALLING DUE WITHIN ONE YEAR                                        127.7                145.3
                                                                   ------------------      -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Senior credit facilities                                                       867.8                810.1
Senior notes:
    Senior sterling notes                                                      162.5                162.5
    Senior dollar notes                                                         70.6                 67.9
    Senior discount dollar notes                                                75.1                 79.5
Subordinated parent company loan (b)                                           831.2                466.2
                                                                   ------------------      -----------------
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                                 2,007.2              1,586.2
Unamortised finance fees                                                       (20.1)               (16.0)
                                                                   ------------------      -----------------
NET AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                             1,987.1              1,570.2
                                                                   ------------------      -----------------
NET LOANS AND OTHER BORROWINGS                                               2,114.8              1,715.5
                                                                   ==================     ===================


(a) We made repayments totalling (pound)40.0 million on amounts owed under the senior facility as required by the senior facility agreement and also repaid (pound)5 million that had been drawn down against the senior revolving credit facility at 31 March 2004.

(b) In April 2004 Yell Finance B.V. issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc. Yell Finance B.V. also funded its parent company's dividend obligations by paying (pound)70.0 million in cash to settle subordinated parent company loans in the nine months ended 31 December 2004.

10.  CHANGES IN EQUITY SHAREHOLDERS' FUNDS


                                                  SHARE         SHARE      PROFIT AND
                                                CAPITAL       PREMIUM    LOSS ACCOUNT          TOTAL
                                            ------------ -------------  -------------- --------------
                                                            ((POUND) IN MILLIONS)
         BALANCE AT 31 MARCH 2004                   0.1         305.4          (241.6)          63.9
         Profit for the period                       -            -              51.9           51.9
         Issue of ordinary shares (a)                -          300.0             -            300.0
         Currency movements (b)                      -            -             (21.2)         (21.2)
                                            ------------ -------------  -------------- --------------
         BALANCE AT 31 DECEMBER 2004                0.1         605.4          (210.9)         394.6
                                            ============ =============  ============== ==============

         BALANCE AT 30 SEPTEMBER 2004               0.1         605.4          (195.7)         409.8
         Profit for the period                       -            -              14.3           14.3
         Currency movements (b)                      -            -             (29.5)         (29.5)
                                            ------------ -------------  -------------- --------------
         BALANCE AT 31 DECEMBER 2004                0.1         605.4          (210.9)         394.6
                                            ============ =============  ============== ==============

(a) In April 2004 Yell Finance B.V. issued 10 shares for (pound)300.0 million as settlement of amounts owed to its parent company, Yell Group plc.

(b) The cumulative foreign currency translation adjustment was a (pound)123.9 million loss at 31 December 2004 (31 March 2004 - (pound)102.7 million loss).

11.  LITIGATION

     On 22 January 2004, Verizon filed suit in New York alleging that sales and marketing communications published by Yellow Book USA were misleading and caused Verizon to lose revenue. On 7 October 2004, the court delivered its final judgment in which it approved the terms of a settlement agreement reached between the parties.

     Since the current year's half year results were announced, Yellow Book USA has been served with complaints filed as class actions in four US states by customers alleging violations of consumer protection legislation. We believe that the plaintiffs are relying on findings of the New York court in the now-settled suit brought against Yellow Book USA by Verizon. We are in consultation with our legal advisers and those of the plaintiffs as regards the merits and possible financial effect of these actions. We are unable to reliably estimate any potential cost arising from these actions at this time; therefore, we have not provided for any costs in connection with these actions.